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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                               AMENDMENT NO. 5 TO
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                      INTERNATIONAL SPECIALTY PRODUCTS INC.
                              (NAME OF THE ISSUER)
                      INTERNATIONAL SPECIALTY PRODUCTS INC.
                                SAMUEL J. HEYMAN
                 INTERNATIONAL SPECIALTY PRODUCTS HOLDINGS INC.
                       (NAME OF PERSONS FILING STATEMENT)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    460337108

                      (CUSIP Number of Class of Securities)

                             -----------------------

                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                            TELEPHONE (973) 628-4000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
        NOTICE AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

         This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b. [ ] The filing of a registration statement under the Securities Act of 1933.
         c. [ ] A tender offer.
         d. [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

               ----------------------              ----------------------
               Transaction Valuation*              Amount of Filing Fee**
               ----------------------              ----------------------
                    $134,360,564                           $26,873
               ----------------------              ----------------------

 * The transaction valuation was based upon the sum of (i) the product of 12,810,336 shares of Common Stock, par value $0.01 per share, of International Specialty Products Inc., a Delaware corporation, at a price of $10.30 per share in cash and (ii) a cash-out of 1,700,156 shares of Common Stock covered by outstanding options at a cost of $2,414,103.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50th of 1% of the transaction valuation.

[X]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                $26,873                Filing Party: International Specialty Products
Inc. Form or Registration No.:         Schedule l4A           Date Filed: November 27, 2002

                                  INTRODUCTION

         This Amendment No. 5 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) International Specialty Products Inc., a Delaware corporation ("ISP"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, (ii) Samuel J. Heyman, a natural person and beneficial owner of approximately 81% of ISP's common stock (the "Majority Stockholder") and (iii) International Specialty Products Holdings Inc., a Delaware Corporation ("ISPH"), in connection with the merger of ISPH with and into ISP (the "Merger"), with ISP as the surviving corporation. As a result of the proposed Merger, (i) ISP will cease to be a publicly held company and will become a private corporation, all the stock of which will be beneficially owned by the Majority Stockholder and (ii) each issued and outstanding share of ISP common stock will be converted into the right to receive $10.30 in cash, except shares beneficially owned by the Majority Stockholder or by any holder who properly demands appraisal rights under the General Corporation Law of the State of Delaware will be canceled. Notwithstanding this arrangement, shares owned by a qualified charitable organization, will be entitled to receive $10.30 in cash. The purpose of this Amendment No. 5 is to file a final amendment to this Schedule 13E-3 to report the results of the Rule 13E-3 transaction pursuant to rule 13e-3(d)(3).

         On Friday, February 28, 2003, at a special meeting of the ISP stockholders, the stockholders of ISP voted to approve the Agreement and Plan of Merger by and between ISP and ISPH (the "Merger Agreement") and the merger transaction contemplated thereby. The Merger Agreement was approved by approximately 93% of all shares of common stock outstanding and entitled to vote at the special meeting and 99.5% of the votes cast at the meeting by stockholders other than Mr. Heyman and his affiliates and the directors and executive officers of ISP. Also on Friday, February 28, 2003, the merger became effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware.

         The terms and conditions of the Merger Agreement are described in the Definitive Proxy Statement of ISP, dated February 7, 2003 (the "Proxy Statement"), which was filed with the Securities and Exchange Commission on the same date. A copy of the Merger Agreement is attached as Annex A to the Proxy Statement.


ITEM 16.                  EXHIBITS

Regulation M-A
Item 1016

            (a) (1) Definitive Proxy Statement filed with the Securities and Exchange Commission on February 7, 2003 (incorporated herein by reference to the Definitive Proxy Statement).

            (a) (2)       Press Release of ISP dated February 28, 2003.

            (b)           None.

            (c) (1) Opinion of Lehman Brothers Inc. attached as Annex B to the Definitive Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

            (c) (2) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on September 18, 2002 (previously filed).

            (c) (3) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on September 27, 2002 (previously filed).

            (c) (4) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on October 21, 2002 (previously filed).

            (c) (5) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on November 6, 2002 (previously filed).

            (c) (6) Materials presented by Lehman Brothers Inc. to the Board of Directors of ISP on November 8, 2002 (previously filed).

            (d) (1) Agreement and Plan of Merger, dated as of November 8, 2002 by and among ISP and ISPH attached as Annex A to the Definitive Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

            (d) (2) Stockholder Voting Agreement, dated November 8, 2002, between ISP and Samuel J. Heyman attached as Annex C to the Definitive Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

            (e)           None.

            (f) Section 262 of the General Corporation Law of the State of Delaware attached as Annex D to the Definitive Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

            (g)           None.



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


                                    SIGNATURE


         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2003

                          INTERNATIONAL SPECIALTY PRODUCTS INC.



                          By:   /s/ SUNIL KUMAR
                                ------------------------------------
                                Name:    Sunil Kumar
                                Title:   President and Chief Executive Officer

                          SAMUEL J. HEYMAN



                                /s/ SAMUEL J. HEYMAN
                                ------------------------------------





                          INTERNATIONAL SPECIALTY PRODUCTS
                          HOLDINGS INC.



                          By:   /s/ SUNIL KUMAR
                                ------------------------------------
                                Name:    Sunil Kumar
                                Title:   President and Chief Executive Officer

















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



                                  EXHIBIT INDEX

EXHIBIT NO.                 DESCRIPTION

(a) (1) Definitive Proxy Statement filed with the Securities and Exchange Commission on February 7, 2003 (incorporated herein by reference to the Definitive Proxy Statement).

(a) (2)                     Press Release of ISP dated February 28, 2003.

(b)                         None.

(c) (1) Opinion of Lehman Brothers Inc. attached as Annex B to the Definitive Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

(c) (2) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on September 18, 2002 (previously filed).

(c) (3) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on September 27, 2002 (previously filed).

(c) (4) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on October 21, 2002 (previously filed).

(c) (5) Materials presented by Lehman Brothers Inc. to the ISP Special Committee on November 6, 2002 (previously filed).

(c) (6) Materials presented by Lehman Brothers Inc. to the Board of Directors of ISP on November 8, 2002 (previously filed).

(d) (1) Agreement and Plan of Merger, dated as of November 8, 2002 by and among ISP and ISPH attached as Annex A to the Definitive Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

(d) (2) Stockholder Voting Agreement, dated November 8, 2002, between ISP and Samuel J. Heyman attached as Annex C to the Definitive Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

(e)                         None.

(f) Section 262 of the General Corporation Law of the State of Delaware attached as Annex D to the Definitive Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

(g)                         None.



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